

Rebecca Zuber · 3rd in

Founder at Nuudii System | Nuu Collective LLC | Founder
Possibilities -

Greater New York City Area · 500+ connections · **Contact info**

Nuu Collective LLC -
Nuudiisystem.com

United kingdom

Experience

Founder
Nuu Collective LLC - Nuudiisystem.com
Jun 2015 – Present · 4 yrs 6 mos
North America, UK

Founded in 2015, Nuu Collective LLC and the all women team set out to create ground breaking products and the brand, Nuudii System. Over a span of 4 years of Design & Development, Rebecca uses her expertise to create and launch the first in a range of highly versatile & feel good alternatives to the bra - Nuudii Tee System. Encouraging women to be at one with themselves through the products and messaging, the Patent Approved option between wearing a bra and no bra, ultimately gives women the freedom to move through life with ease and comfort.
Rebecca is committed to creating collaborations to help impact women & men worlc …**see more**

   

Founder
Possibilities LLC
2013 – Present · 6 yrs

Working with companies at various stages of growth to support business strategies, through innovation and newness. Providing Design & Brand direction, concepts, product development and Project Management from the ground up, with customized ideation and strong industry relationships through to commercialization.   …**see more**

Chief Creative Officer
BeMe NYC
Jan 2012 – Jun 2014 · 2 yrs 6 mos
Greater New York City Area

Designed and created the BeMe New York lingerie brand - a fresh lifestyle brand whose message was to empower women to be themselves, try on intimates in the comfort of your own home, an easy online boutique experience delivering the best of basics with high-end design, at real world prices.   …**see more**

 Giving Women a Way
Out of Human...

 BeMe NYC - Panties,
Bras, Lingerie &...

President
Trimera Brands
2012 – Jan 2014 · 2 yrs
New York - Montreal

Trimera is an Apparel coalition and Sportswear innovator who owns and operates brands such

as Gottex swimwear, Body Wrap, BCBG and more , with retail partners including Nike,
Patagonia, and Zara.
Led the Company strategic initiatives to expand and establish new brands, product ...**see more**

President Delta New York & EVP Design
Delta Galil Industries Ltd
2004 – 2011 · 7 yrs
Greater New York City Area

Delta Galil is a leading company which designs, markets and licenses a broad line of products
and brands.The company owns and licenses Tommy Hilfiger, Lucky Brand and Nicole Miller, as
well as creates Private Lable programs for Marks & Spencer, Victorias Secret, Nike, LM, Calvin
Klein, Target and many more with an annual turnover exceeding $800m.   ...**see more**

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Education

United kingdom
Bachelor's degree, Design - Fashion

Bar-Ilan University
Psychology

Tel Hai - Israel
Master's degree, Business, Management & Marketing

Volunteer Experience

Big Brothers Big Sisters of America
Active Big Sister
Jun 2014 – Present · 5 yrs 6 mos
Children

Branding and Website
Women's Fund of Long Island
Jun 2013 – Present · 6 yrs 6 mos

Poverty Alleviation

Design Project Management
Haiti Projects
Jun 2015 – Present • 4 yrs 6 mos
Economic Empowerment

Skills & Endorsements

Apparel · 57

Endorsed by **Donna Leiper and 11 others who are**
highly skilled at this

Endorsed by **4 of Rebecca's colleagues at**
Trimera Brands

Textiles · 48

Endorsed by **James Gardner and 8 others who**
are highly skilled at this

Endorsed by **3 of Rebecca's colleagues at**
Trimera Brands

Fashion · 37

Endorsed by **Sean Gu and 4 others who are**
highly skilled at this

Endorsed by **3 of Rebecca's colleagues at**
Trimera Brands

Show more ⌄



